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                                                                Exhibit 11(c)(8)

                           DN ACQUISITION CORPORATION


                                                                 January 7, 1999


Fred Burke
9777 Mortenview Drive
Taylor, MI 48180

Dear Mr. Burke:

           We refer to the Agreement and Plan of Merger, of even date (the "MERGER AGREEMENT"), among New Hampshire Oak, Inc., DN Acquisition Corporation (the "PURCHASER") and Defiance, Inc. (the "COMPANY") and to the Defiance Inc. Change of Control Policy dated July 24, 1998 attached hereto and incorporated herein as ATTACHMENT A (the "POLICY"). Under applicable law, all rights, duties, assets, obligations and liabilities of both the Purchaser and the Company will be vested in the Company following the consummation of the tender offer and the merger as contemplated by the Merger Agreement. Following the consummation of the tender offer and/or the merger as contemplated by the Merger Agreement, you may be entitled to receive certain benefits pursuant to the Policy. In order to clarify these and certain other rights and obligations, we have set forth such rights and obligations in this letter. By signing this letter, you are agreeing to the terms set forth herein. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

           1. COMPENSATION PRIOR TO TERMINATION DUE TO CHANGE OF CONTROL. You, the Purchaser and the Company agree that the consummation of the tender offer and/or merger contemplated in the Merger Agreement constitute a change of control as defined in the Policy. At all times thereafter but prior to a Termination Due to Change of Control, as defined in the Policy, Purchaser agrees that it will cause the Company to continue, and the Company agrees to continue, your salary, bonuses and all Current Benefits (as defined below) at no less than current levels. If a Termination Due to Change of Control takes place at any time other than the Company fiscal year end, the Purchaser agrees that it will cause the Company to pay you, and the Company agrees to pay you, a pro-rata share of your Company annual incentive bonus, which shall equal or exceed $10,500, based upon the number of months and days completed in the current Company fiscal year.

           2. CURRENT COMPENSATION AND BENEFITS. You hereby represent to the Purchaser that SCHEDULE A accurately states: (i) your base salary as of January 1, 1999, (ii) the average incentive bonus paid to you for the two years preceding January 1, 1999 and (iii) all benefits provided to you by the Company on January 1, 1999 ( such other benefits, the "Current Benefits").

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           3. PAYMENTS UPON TERMINATION DUE TO CHANGE OF CONTROL. Upon your
Termination Due to Change of Control under the Policy, the Purchaser agrees to cause the Company to pay you and the Company agrees to pay you for a period of two (2) years in monthly payments: (i) your base salary immediately before your termination date; (ii) the average monthly amount of the incentive bonuses awarded to you during the two (2) years preceding termination; and (iii) all Current Benefits.

           4. UNAUTHORIZED DISCLOSURE. During and after your employment with the Company or any of its affiliates, (i) you agree to keep confidential and to not disclose to any person (other than an employee or director of the Company or any of its affiliates, or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by you of your duties) or use to compete with the Company or any of its affiliates any confidential or proprietary information, knowledge or data that is not theretofore publicly known and in the public domain obtained by you while in the employ of the Company or any of its affiliates with respect to the Company or any of its affiliates or with respect to any products, improvements, customers, methods of distribution, sales, prices, profits, costs, contracts (including the terms and provisions of this Agreement), suppliers, business prospects, business methods, techniques, research, trade secrets or know-how of the Company or any of its affiliates (collectively, "PROPRIETARY INFORMATION"), and (ii) you shall use best efforts to keep confidential any such Proprietary Information and to refrain from making any such disclosure, in each case except as may be required by law or as may be required in connection with any judicial or administrative proceedings or inquiry.

           5. NON-SOLICITATION OF EMPLOYEES. During the period commencing at the time the Purchaser accepts the Shares tendered pursuant to the Offer and ending on the date that is two years after the termination of your employment, you shall not, directly or indirectly, for your own account or the account of any other Person with which you shall become associated in any capacity or in which you shall have any ownership interest, (i) solicit for employment, offer to employ or employ any Person who, at any time during the preceding twelve (12) months, is or was employed by the Company or any of its affiliates, regardless of whether such employment is direct or through an entity with which such Person is employed or associated, or otherwise intentionally interfere with the relationship of the Company or any of its affiliates with any Person who or which is at the time employed by or otherwise engaged to perform services for the Company or any such affiliate, or (ii) induce any employee of the Company or any of its affiliates to engage in any activity which you are prohibited from engaging in under this Agreement or to terminate his or her employment with the Company or such affiliate.

           6. RIGHT TO DOCUMENTS; RETURN OF DOCUMENTS. You agree that all records, files, memoranda, reports, fee lists, customer lists, drawings, plans, sketches, documents and data of any nature relating to the business of the Company, including any document containing or pertaining to any Proprietary Information, shall remain the sole property of the Company and/or


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its affiliates (as the case may be). In the event of the termination of your employment for any reason, you will deliver promptly to the Company all materials, records, files, notes, plans, memoranda, drawings, designs, papers, customer lists, sketches, documents and data of any nature pertaining to your work with the Company and its affiliates, and you will not retain any documents or data of any description or any reproduction thereof, or any documents containing or pertaining to any Proprietary Information. You shall certify to the Company that any such data in machine readable form has been removed from any computer personally owned by you and all back up copies made by you have been destroyed.

           7. INJUNCTIVE RELIEF WITH RESPECT TO COVENANTS. You acknowledge and agree that your covenants and obligations with respect to non-disclosure, non-solicitation, confidentiality and the property of the Company and its affiliates relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants and obligations will cause the Company and its affiliates irreparable injury for which adequate remedies are not available at law. Therefore, you expressly agree that the Company and its affiliates (which shall be express third-party beneficiaries of such covenants and obligations) shall be entitled to an injunction (whether temporary or permanent), restraining order or such other equitable relief (including the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain you from committing any violation of the covenants and obligations contained in SECTIONS 4, 5, AND 6 hereof. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company or any such affiliate may have at law or in equity.

           8. TERMINATION. In the event your employment by the Company has not been subject to a Termination Due to a Change of Control prior to the second anniversary of the date on which the Purchaser acquires more than 50% of the issued and outstanding Shares on a fully diluted basis, this Agreement shall terminate and shall have no further effect.

         9. NEGOTIATION AND ARBITRATION. The parties shall attempt in good faith to resolve any controversy, and any alleged breach or default, arising out of or relating to this Agreement, promptly by confidential negotiations between persons who have complete authority to settle the matter in dispute as follows (the "Negotiations"). All Negotiations shall be treated as compromise and settlement negotiations for purposes of the relevant rules of evidence. A party shall give the other party certified mail return receipt requested written notice of any dispute ("Dispute Notice"). Within ten (10) days after delivery of the Dispute Notice, the receiving party shall submit to the other a written response ("Response"). The Dispute Notice and the Response shall include: (a) a statement of each party's position and a summary of arguments supporting that position, and (b) the name of the person(s) who will represent that party and the name of any other person who will accompany the representative(s). Within twenty (20) days after delivery of the Response, the representatives of both parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, attempt to resolve the dispute. The parties agree to honor relevant reasonable requests for information within a period of not
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more than fifteen (15) days. If the dispute, except as provided below, has not been resolved by the negotiation procedure as provided herein within sixty (60) days of the delivery date of the Dispute Notice, then the dispute shall be settled by arbitration in accordance with the then current Commercial Arbitration Rules of the American Arbitration Association. The arbitration hearing shall be held in Cuyahoga County, Ohio. A sole neutral arbitrator will preside if the amount in controversy is less than One Hundred Thousand and 00/100 Dollars ($100,000.00) or by three independent and impartial arbitrators if the amount in controversy exceeds One Hundred Thousand and 00/100 Dollars ($100,000.00). The arbitrator or arbitrators will be agreed upon between the parties within three (3) weeks of the date upon which the arbitration is initiated. If the parties cannot agree upon an arbitrator or arbitrators within that time period, then, within three (3) weeks, the CPR Institute for Dispute Resolution will be asked by the sender of the Dispute Notice to select an arbitrator or arbitrators, and the arbitration will then take place within sixty
(60) days of the appointment of the arbitrator or arbitrators. The parties agree to fully exchange all applicable documents and exhibits three (3) weeks prior to the arbitration hearing and to limit discovery to two (2) depositions per party, unless a deposition is necessary to perpetuate testimony of unavailable witnesses, in which case there will be no limitation. Should either party fail to participate in the Negotiations, the other party may initiate arbitration before the expiration of the sixty (60) day period noted above. All judgments of the arbitrator or arbitrators shall be final and binding and may be entered by any court having jurisdiction thereof. Each party hereby waives any right to punitive, exemplary or treble damages. The party which prevails in the arbitration or any action, suit or other proceedings to enforce the covenants of this Agreement or to obtain money damages for the breach thereof shall be entitled to reimbursement from the other party for all expenses, including, without limitation, reasonable attorneys fees and disbursements actually and reasonably incurred.

           10. MISCELLANEOUS. THIS AGREEMENT SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO AND THE PARTIES AGREE TO THE JURISDICTION OF THE STATE OR FEDERAL COURTS IN CUYAHOGA COUNTY, OHIO. This Agreement shall survive the period of your employment with the Company or any of its affiliates. This Agreement shall inure to the benefit of, and the obligations and duties created hereby shall be binding upon, the successors and assigns of the parties hereto, PROVIDED, however, that this Agreement may not be assigned by you. This Agreement contains the entire understanding of the parties with respect to the subject matter hereof, and the provisions hereof may not be amended or modified except by a writing signed by the parties hereto. In the event any of SECTIONS 4, 5 OR 6 is not enforceable in accordance with its terms, you and the Purchaser agree that such Section shall be reformed to make such Section enforceable in a manner which provides the Purchaser the maximum rights permitted at law. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute but one and the same instrument. Notwithstanding anything contained herein, this Agreement shall become effective only upon consummation of the tender offer and/or the merger as contemplated by the Merger Agreement.
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           Please acknowledge your agreement with the terms of this letter and confirm the arrangements herein by signing and returning the enclosed copy by facsimile and by messenger.

                                  Very truly yours,

                                  DN ACQUISITION CORPORATION


                                  By: /s/ Richard R. Russell
                                      Name: Richard R. Russell
                                      Title: President


                                  ACCEPTED AND AGREED:

ACCEPTED AND AGREED:              DEFIANCE, INC.


/s/ Fred Burke                    By: /s/ Jerry A. Cooper
Fred Burke                            Name: Jerry A. Cooper
                                      Title: President / Chief Executive Officer

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                                  ATTACHMENT A

                                 DEFIANCE, INC.
                            CHANGE OF CONTROL POLICY

This policy is set forth by the Board of Directors to ensure certain key executives of Defiance, Inc. (the "Company") are afforded a continuing income to facilitate the change in their lives resulting from termination from the Company due to a Change of Control. This policy obligates the Company accordingly to these executives subject to changes in applicable law and further actions of the Board of Directors. The Board of Directors reserves the right, at its discretion, to alter, amend or even terminate this policy, however, any such change in the policy shall only take effect two (2) years after the date upon which the Board of Directors institutes said change of the policy.

If an executive is terminated due to a Change of Control, the executive's base salary (immediately before said termination), incentive bonuses (which bonuses shall be the average of the incentive bonuses paid to the executive for the two years preceding said termination), all insurance, medical benefits and company car or car allowance (provided to the executive immediately prior to said termination), will be continued for a period of two years from date of termination, and all stock options outstanding will be immediately vested as well as all contributions to the Defiance, Inc. Retirement Savings Plan (401(k)
Plan), the Defiance, Inc. Supplemental Executive Retirement Plan (SERP) and the Defiance, Inc. Supplemental Savings and Deferred Compensation Plan (make-whole
SERP).

A "Change of Control" shall be deemed to have taken place if, as the result of a tender offer, exchange offer, merger, consolidation, sale of assets, contested election, or any combination of the foregoing or other similar extraordinary transactions, the persons, who are directors one year prior to the first of any such events to occur, shall cease to constitute a majority of the board of directors of the Company or any parent or successor to the Company.

Termination due to a Change in Control is deemed to occur if, within two years after the Change of Control, without the executive's written approval: (1) the executive's employment is terminated; (2) the executive experiences any reduction in aggregate direct remuneration, position, responsibility or duties from those enjoyed by the executive immediately prior to the Change of Control;
(3) the executive experiences any reduction in the aggregate of employee benefits, prerequisites, or fringe benefits from those enjoyed by the executive immediately prior to the Change of Control; (4) the Company requires that the executive's principal place of work is more than twenty-five (25) miles from the executive's principal place of work immediately prior to the Change of Control or the executive is required to travel in connection with the executive's employment to a greater degree than was customary during the year prior to the Change of Control; or (5) there is a liquidation, dissolution, consolidation or merger of the Company, or transfer or all or a significant portion of its assets unless the successor(s) assume all the duties and obligations to the executive set forth in this policy.

This policy updates and supersedes the Change of Control policy adopted by the Board of Directors on September 22, 1994.

The key executives to whom this policy applies as of July 24, 1998 are as follows:

Michael Meier         - VP Finance and Chief Financial Officer, Defiance, Inc.
Cliff Schumacher      - VP Marketing and Corporate Development, Defiance, Inc.
Benjamin Scherschel   - President, Defiance Precision Products, Inc.
Fred Burke            - President, Hy-Form Products, Inc. and Binderline
                        Draftline, Inc.
Michael Madden        - President, Defiance Testing & Engineering Services, Inc.